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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-191424
October 28, 2013

58.com Inc.

58.com Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146 (calling these numbers is not toll-free outside the United States). You may also access the company's most recent prospectus dated October 28, 2013, which is included in Amendment No. 4 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on October 28, 2013, or Amendment No. 4, by visiting EDGAR on the SEC website at \http://www.sec.gov/Archives/edgar/data/1525494/000104746913009985/a2217137zf-1a.htm.

The following information supplements and updates the information contained in the Company's preliminary prospectus dated October 28, 2013. All references to page numbers are to page numbers in Amendment No. 4.

(1) Replace the first bullet point under "In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:" with the following on page 4:

  •
  risks associated with our control over Beijing 58 Information Technology Co., Ltd., or Beijing 58, which is based on contractual arrangements rather than equity ownership, including our ability to use and enjoy assets held by Beijing 58 and its subsidiaries that are material to the operation of our business, such as the domain names and trademarks held by Beijing 58;

(2) Add the following on page 4:

        Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries." We currently plan to use a substantial portion of proceeds from this offering to increase the registered capital of Wanglin and 58 Technology and will apply to obtain approval from the Ministry of Commerce or its local counterparts for such increases and register the changes with the State Administration for Industry and Commerce and the SAFE or their local counterparts. We currently do not plan to use the proceeds from this offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries.

(3) Amend the fourth and fifth paragraphs on page 5 as the following:

        Due to PRC legal restrictions and qualification requirements on foreign ownership and investment in value-added telecommunications services in China, we operate our www.58.com website and value-added telecommunications through our consolidated affiliated entity, Beijing 58, and its subsidiaries. Beijing 58 holds an ICP license that is necessary for the operation of our website and provision of value-added telecommunications services. Beijing 58 owns all of the six registered domain names used in our value-added telecommunications businesses, including www.58.com and www.58.com.cn, which are material to our business. Moreover, Beijing 58 is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all the applications for trademark registration we have made. As the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered.

        We do not hold any equity interest in Beijing 58; however, through a series of contractual arrangements with Beijing 58 and its shareholders, we effectively control Beijing 58 and its subsidiaries and enjoy their economic benefits. Beijing 58 and its subsidiaries are considered "variable interest entities" of our company under U.S. generally accepted accounting principles. Therefore, we have consolidated the financial results of Beijing 58 and its subsidiaries into our financial statements. We rely on contractual arrangements to control and operate the businesses and assets held by Beijing 58 and its subsidiaries, including the domain names and trademarks held by Beijing 58. The contractual arrangements may not be as effective in providing control as direct ownership. For example, Beijing 58 could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks for which it has exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If Beijing 58 or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over Beijing 58. Furthermore, if we are unable to maintain effective control over Beijing 58, we would not be able to continue to consolidate the financial results of Beijing 58 and its subsidiaries with ours. See "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results. If our consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation" and "—We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding."

(4) Replace the diagram that illustrates the Company's corporate structure with the following on pages 7 and 67:

        The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this prospectus:

Note:

(1)
Jinbo Yao, Lianqing Zhang, Jianbo Su, Beijing Wanglintong Information Technology Co., Ltd., or Beijing Wanglintong, hold 37.8%, 39.8%, 9.0%, and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is an employee of SAIF Partners, one of our shareholders. Mr. Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong, which is jointly owned by Mr. Yao, Mr. Xiaohua Chen, holding 15.92% equity interest, Mr. Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)
Inactive.

(3)
Inactive and in the process of being liquidated.

*
Beijing Tongchengtong Information Technology Co., Ltd. owns 2.7% of the equity interest in Chengshi Wangxun (Beijing) Information Technology Co., Ltd., which is inactive currently.

(5) Add the following sentence in the second paragraph on page 8:

We intend to transfer our field sales team from Beijing 58 to our wholly owned subsidiaries, Wanglin and 58 Technology, gradually.

(6) Amend the first paragraph under the risk factor with the heading "We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results. If our consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation" as the following on page 33:

        Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks for which it has exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. Furthermore, each of our consolidated affiliated entities' company chops are held by each company's legal or accounting department. Our ability to ensure the consolidated affiliated entities' performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity's management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

(7) Add the following risk factor on page 35:

Our Chairman and CEO, Mr. Jinbo Yao and Beijing 58 are named in a lawsuit recently filed in a local PRC court; there is substantial uncertainty as to the outcome of this lawsuit and its impact on us.

        We recently received a copy of a complaint filed by Mr. Xuanfu Liu on October 19, 2013 with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Beijing 58 was named as a third party in the complaint. Mr. Liu purports to be a 36% minority shareholder of Shangji. The complaint claims that Shangji enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao as Shangji's nominee prior to December 2009, and alleges that Mr. Cheng entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji's right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu is seeking the court's ruling that the termination agreement was invalid and that Mr. Liu be entitled to a

6.3% equity interest in Beijing 58, equivalent to what he believes is his indirect pro rata share of Beijing 58. We and Mr. Yao believe that Mr. Liu's claim to be registered as a shareholder of Beijing 58 is baseless and without merit and intend to contest it vigorously. Our PRC counsel, Han Kun Law Offices, advises us that based on the evidence presented in the complaint to date, applicable PRC law, including the PRC judicial interpretation, there are meritorious defenses to Mr. Liu's claims. See "Business—Legal Proceedings" for further details on Mr. Liu's complaint and our PRC counsel's analysis.

        However, there is no assurance that there would be no new facts presented in the case and if new facts were to be presented, how such facts could affect the court's decision. Moreover, since PRC courts have significant discretion in interpreting and implementing statutory and contractual terms, it is inherently difficult to predict the outcome and duration of court proceedings in China. Please refer to "Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us." Given PRC courts' significant discretion, we believe that in the event Mr. Liu were able to prevail in his claim, there could be a number of potential remedies, which could include awarding Mr. Liu an interest, whether a direct ownership interest or an indirect interest through Mr. Yao as nominee, in Beijing 58. If he were awarded a direct ownership interest through transfer of Mr. Yao's existing equity interest, such transfer would, according to our PRC counsel, be subject to the right of first refusal by other Beijing 58 shareholders under the PRC Company Law. In the event Mr. Liu were to obtain a direct ownership interest in Beijing 58 and Mr. Liu were unwilling to consent to or join as a party to our contractual arrangements with Beijing 58, he would be entitled to economic and voting rights in relation to such equity interest. If Mr. Liu's interest were to remain outside of the contractual arrangements with Beijing 58, we may not be able to receive all of the economic benefits of Beijing 58 under the contractual arrangements as he would have rights to dividends declared out of Beijing 58's profits. Furthermore, we may be required to amend the contractual arrangements to address Mr. Liu's minority interest as a shareholder. In addition, we cannot assure you that he would not seek further remedies, which may include an attempt to invalidate the contractual arrangements relating to Beijing 58, which if ultimately successful could have a material adverse effect on our business, results of operations and financial condition and cause us to be unable to consolidate the financial results of Beijing 58 and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

(8) Amend the following risk factor with the heading "We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding" as the following on page 35:

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

        As part of our contractual arrangements with our consolidated affiliated entities, these entities hold certain assets that are material to the operation of our business, including the ICP license, and the domain names and trademarks for which Beijing 58 has exclusive right to use. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

(9) Add the following risk factor on page 44:

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated affiliated entities.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company shall obtain certain approvals from local SAFE and complete record-filling procedures with local SAFE on an item-by-item basis. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from this offering to extend loans to Beijing 58, our consolidated affiliated entity, or its subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise's use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45, as described under the foregoing risk factor, our PRC subsidiaries, Wanglin and 58 Technology, may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from this offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

(10) Add the following sentence on page 58:

We currently do not plan to use the proceeds from this offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries.

(11) Amend the following sentences on page 116 as the following:

As of June 30, 2013, we established branches in 27 major cities and employed a sales team of 3,780 employees primarily through Beijing 58, our consolidated affiliated entity. We intend to transfer our field sales team from Beijing 58 to our wholly owned subsidiaries, Wanglin and 58 Technology, gradually.

As of June 30, 2013, we had over 180 sales agencies, which were engaged by Wanglin, our PRC subsidiary.

(12) Add the following paragraphs under the "Legal Proceedings" on pages 118 and 119:

        We recently received a copy of a complaint filed by Mr. Xuanfu Liu on October 19, 2013 with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Beijing 58 was named as a third party in the complaint. Mr. Liu purports to be a 36% minority shareholder of Shangji. The complaint claims that Shangji enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao on behalf of Shangji as Shangji's nominee prior to December 2009, and alleges that

Mr. Cheng entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji's right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu is seeking the court's ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believes is his indirect pro rata share of Beijing 58. Mr. Yao informed us that he had entered into the termination agreement with Shangji in good faith, believing Mr. Cheng was the authorized representative of Shangji, and with the purpose of terminating all rights Shangji had in Beijing 58. We and Mr. Yao believe that Mr. Liu's claim to be registered as a shareholder owning 6.3% of Beijing 58 is baseless and without merit and Mr. Yao intends to contest it vigorously.

        Our PRC counsel, Han Kun Law Offices, advises us that, according to the PRC Contract Law, the signature of the legal representative of Shangji and the affixation of Shangji's company chop on the termination agreement between Mr. Yao and Shangji are prima facie evidence that the termination agreement was duly executed by Shangji under the PRC Contract Law and therefore the termination agreement is valid and legally binding against Shangji and can be enforced against Shangji by Mr. Yao as a bona fide party to the agreement. Our PRC counsel also advises us that the Several Provisions regarding the Application of the PRC Company Law, which was a judicial interpretation issued by the PRC Supreme People's Court in December 2010, provide that PRC courts shall not support any person who demands to be registered as a shareholder of a PRC company in replacement of the registered nominee shareholder without obtaining consent of at least half of such company's other existing shareholders. Our PRC counsel further advises us that based on the evidence presented in the complaint to date, applicable PRC law, including the PRC judicial interpretation described above, and assuming that the court's application of PRC law to and interpretation of the termination agreement would be the same as our PRC counsel's in this case, the court would not have a legal basis to rule that (i) Mr. Liu be granted the remedies he is seeking in the complaint, including without limitation registering Mr. Liu as a shareholder of Beijing 58, or (ii) Beijing 58 be subject to any monetary or other damages. Based on the foregoing, we do not believe the pending case will have any significant adverse impact on our financial statements. However, if new facts were to be presented, there is no assurance how such facts could affect the court's decision. Moreover, since PRC courts have significant discretion in interpreting and implementing statutory and contractual terms, it is inherently difficult to predict the outcome and duration of court proceedings in China. Please refer to "Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us" and "Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Our Chairman and CEO, Mr. Jinbo Yao and Beijing 58 are named in a lawsuit recently filed in a local PRC court; there is substantial uncertainty as to the outcome of this lawsuit and its impact on us."

(13) Add the following paragraphs under "17. Subsequent events" on pages F-39 and F-78:

        The Group recently received a copy of a complaint filed by Mr. Xuanfu Liu on October 19, 2013 with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, the chairman and chief executive officer. Beijing 58 was named as a third party in the complaint. Mr. Liu purports to be a 36% minority shareholder of Shangji. The complaint claims that Shangji enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao on behalf of Shangji as Shangji's nominee prior to December 2009, and alleges that Mr. Cheng entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji's right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu is seeking the court's ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believes is his indirect pro rata share of Beijing 58. Mr. Yao informed the Group that he had entered into the termination agreement with Shangji in good faith, believing Mr. Cheng was the authorized representative of Shangji, and with the purpose of terminating all rights Shangji had in Beijing 58. The Group and Mr. Yao believe that Mr. Liu's claim to be registered as a shareholder owning 6.3% of Beijing 58 is baseless and without merit and Mr. Yao intends to contest it vigorously.

        The Group's PRC counsel, Han Kun Law Offices, advises the Group that, according to the PRC Contract Law, the signature of the legal representative of Shangji and the affixation of Shangji's company chop on the termination agreement between Mr. Yao and Shangji are prima facie evidence that the termination agreement was duly executed by Shangji under the PRC Contract Law and therefore the termination agreement is valid and legally binding against Shangji and can be enforced against Shangji by Mr. Yao as a bona fide party to the agreement. The Group's PRC counsel also advises that the Several Provisions regarding the Application of the PRC Company Law, which was a judicial interpretation issued by the PRC Supreme People's Court in December 2010, provide that PRC courts shall not support any person who demands to be registered as a shareholder of a PRC company in replacement of the registered nominee shareholder without obtaining consent of at least half of such company's other existing shareholders. The Group's PRC counsel further advises that based on the evidence presented in the complaint to date, applicable PRC law, including the PRC judicial interpretation described above, and assuming that the court's application of PRC law to and interpretation of the termination agreement would be the same as the Group's PRC counsel's in this case, the court would not have a legal basis to rule that (i) Mr. Liu be granted the remedies he is seeking in the complaint, including without limitation registering Mr. Liu as a shareholder of Beijing 58, or (ii) Beijing 58 be subject to any monetary or other damages. Based on the foregoing, the Group does not believe the pending case will have any significant adverse impact on the Group's financial statements.

(14) Amend the last paragraph under "17. Subsequent events" on pages F-40 and F-79 as the following:

        The Group has evaluated subsequent events through July 30, 2013, the date on which the financial statements were originally issued, and through October 27, 2013, the date on which the financial statements were reissued.

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  Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-191424 October 28, 2013
58.com Inc.